BRIDGE CAPITAL HOLDINGS

BRIDGE BANK

# WELCOME !

## Sixth Annual Shareholder Meeting

*May 18, 2006*

# Forward Looking Statement

*Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements.*

*These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities.*

*The reader should refer to the more complete discussion of such risks in Bridge Capital Holding's annual reports on Forms 10-K and 10-Q on file with the SEC.*



**Allan C. Kramer, M.D.**
**Chairman**

# CHAIRMAN'S

# PRESENTATION

# Balance Sheet Growth



($ Millions)
$567
loans
deposits
assets
$600
$500
$400
$300
$200
$100
$-
5/14/01
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
3/31/06

# Net Income


($000)
ANNUAL
QUARTER
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Pre-tax
Taxable
$5,725
$3,373
DTA*
$1,505
$3,037
$1,931
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# Return On Assets



ANNUAL
QUARTER
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
Pre-tax
Taxable
1.52%
DTA*
0.68%
0.89%
1.23%
1.45%
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# Return On Equity



ANNUAL
QUARTER
Pre-tax
Taxable
20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
12.46%
DTA*
5.56%
9.87%
15.90%
19.13%
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

BRIDGE CAPITAL HOLDINGS

# Earnings Per Share

## (Fully Diluted)



ANNUAL
QUARTER
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
Pre-tax
Taxable
$0.53
DTA*
$0.24
$0.46
$0.85
$0.29
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# BBNK (NASDAQ-CM)



59 Month
05/10/06
$22.00
20.00
18.00
16.00
14.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Jul Oct 02 Apr Jul Oct 03 Apr Jul Oct 04 Apr Jul Oct 05 Apr Jul Oct 06 Apr

| BBNK Round | IRR%* | Straight %* |
|---|---|---|
| 1st | 31.9% | 60.0% |
| 2nd | 32.8% | 52.5% |

*Based on BBNK Closing Price of $20.00 at 5-9-06

# 2005 Recognition

- Fastest Growing Bank in CA*
- Fastest Growing Business Bank in U S*
- 96th Percentile Performance**
- The Findley Reports

SUPER
PREMIER
PERFORMING

&

2005 CA De novo Bank of the Year

- *SOURCE: FFIEC/FDIC Uniform Bank Performance Report, annual average assets for 2005, among peer group banks with 2001 start in CA (13) and US (84)
- **SOURCE: Clark Consulting and JPA, #9 of 237 publicly traded banks in US of $500M - $1b total assets based upon 3-year CAGR total assets, NIM, ROAA, and ROAE

# SHAREHOLDER BRIEFING


BRIDGE BANK

BRIDGE CAPITAL HOLDINGS

Preferred SBA Lender
Listed on NASDAQ
Member FDIC
Equal Housing Lender

BRIDGE BANK

*…the*

# Professional Business Bank of Choice

*for small, middle-market, and emerging technology companies in Silicon Valley, California, and the Nation.*

# The Bridge Bank Difference:

**The first independent business bank to combine . . .**

- **SERVICE:** *Experienced Professional Bankers*
- **CAPABILITY:** *Products, Services, & Capacity + Industry Leading Channel Partners*
- **TECHNOLOGY:** *Imaging, On-Line Banking…*

**. . . and deliver superior banking solutions to its clients.**

# BOARD OF DIRECTORS



**Allan C. Kramer, M.D.**
**Chairman**
*Investment Advisor*



**Daniel P. Myers**
*President & CEO*
*Bridge Capital Holdings*
*Bridge Bank, N.A.*



**Richard M. Brenner**
*Founder, CEO*
*The Brenner Group, Inc.*



**David V. Campbell**
*Principal*
*Costella Kirsch, Inc.*



**David K. Chui**
*President & CEO*
*Pan-Cal Corporation*



**Robert P. Gionfriddo**
*Executive Vice President*
*President, Specialty Markets*



**Robert P. Latta**
*Wilson Sonsini Goodrich & Rosati*



**Owen Brown**
*Owen Brown Enterprises, Ltd.*



**Thomas Quigg**
*Investor*



**Barry A. Turkus**
*Principal, B.T. Commercial*

# EXECUTIVE OFFICERS & DIVISION MANAGERS



**Daniel P. Myers**
*President & CEO*
*Bridge Bank, N.A.*



**Timothy W. Boothe**
*Executive Vice President*
*Chief Lending Officer*



**Robert P. Gionfriddo**
*Executive Vice President*
*President, Specialty Markets*



**Thomas A. Sa**
*Executive Vice President*
*Chief Financial Officer*



**Kenneth B. Silveira**
*Executive Vice President*
*Chief Technology Officer*



**Ralph W. Barnett**
*Executive Vice President*
*Manager, SBA Lending Div*



**Kenneth D. Brenner**
*Executive Vice President*
*President, Palo Alto Region*



**Michael J. Field**
*Executive Vice President*
*Manager, Technology Banking Div*



**Emily Ruvalcaba**
*Executive Vice President*
*Manager,*
*Corporate Banking Div*



**Natalie Taaffe**
*Executive Vice President*
*Manager, Construction Loan Div*

# SENIOR MANAGERS



**Michael Bondy**
*Senior Vice President*
*Senior Credit Administrator*



**Scott Chamberlin**
*Senior Vice President*
*Technology Market Manager*



**Michael Hengl**
*Senior Vice President*
*East Bay Group Manager*



**James Harris**
*Senior Vice President*
*Sacramento SBA Group Manager*



**Jeannie Kao**
*Senior Vice President*
*International Banking Group Manager*



**Ed Lambert**
*Senior Vice President*
*Technology Market Manager*



**Ken Mannina**
*Senior Vice President*
*Bay Area SBA Group Manager*



**Linda Michaels**
*Senior Vice President*
*Note Department Manger*



**John Peckham**
*Senior Vice President*
*Information Systems Manager*



**Dan Pistone**
*Senior Vice President*
*Technology Loan Group Manager*



**Bill Nay**
*Senior Vice President*
*Central Region Technology Group Manager*



**Lee Shodiss**
*Senior Vice President*
*Bridge Capital Finance Group*



**Mark Schoenstein**
*Senior Vice President*
*Peninsula Construction Group Manger*



**Steve Schreier**
*Senior Vice President*
*Bridge Investment Services*



**Jeff Whalen**
*Senior Vice President*
*Specialty Markets Manager*

# MILESTONES
# 2005

# 2005 MILESTONES

JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

### East Bay Loan Production Office Opens

On February 10, 2005, Bridge Bank opened a loan production office in San Ramon to service small and middle market businesses located in the broader East San Francisco Bay market.

### Bridge Bank Launches Technology Banking Practice

In April 2005, Bridge Bank launched Technology Banking. This group provides cash management and debt financing solutions for premier, venture backed, emerging growth, and later stage technology and life science companies.

### Bridge Bank - EX-IM

As part of the ramp up of our Technology Banking Division, the bank launched an International Division. The Bank received High Delegated Authority from the Export-Import Bank of the United States to support the financing of U.S. exporters.

### Return on Equity Exceeds 15%

At June 30, 2005, net income was up 121% from prior year Q2, and Return on Equity exceeded 15%.

### Total Assets Surpass $500 Million

At September 30, 2005, total assets were at $539.6 million.

### Bridge Bank Ranks in Top 25

As published by San Jose Business Journal November 2005, Bridge Bank ranked #21 for largest banks by Silicon Valley market share. Also recognized was 46.3% growth in deposits for 2004-2005, ranking Bridge Bank #1.

### SBA Ranks Third

Our Small Business Lending Division (a statewide Preferred SBA Lender) was ranked as third most active SBA 7(a) lender for 2005 in Silicon Valley.

### Bridge Bank Opens Construction Loan Production Office

December 1, 2005, Bridge Bank opened a loan production office in Redwood City to serve the Mid-Peninsula and San Francisco construction markets.

### 4th Quarter

ROAA > 1.44%
ROAE > 19.36%

# Locations

## BRANCH OFFICES

SAN JOSE - MAIN

PALO ALTO

## LOAN PRODUCTION/ REPRESENTATIVE OFFICES

**Construction**
Redwood City

**BCFG**
Santa Clara

**Commercial**
San Ramon

**SBA**
Sacramento

**SBA**
Fresno

**SBA**
Bakersfield

**SBA**
Orange Co.

**SBA**
San Diego



Sacramento
Redwood City
San Ramon
San Jose
Palo Alto
Santa Clara
Fresno
Bakersfield
Orange County
San Diego



Dallas
Technology
Dallas, TX

# FINANCIAL RESULTS

# Balance Sheet Growth


($ Millions)
$600
$500
$400
$300
$200
$100
$-
loans
deposits
assets
$567
5/14/01
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
3/31/06

# Deposit Portfolio Composition

(@ 3-31-06)



Time Deposit
<$100K
13%
Time Deposit
>$100K
5%
Savings 1%
Non-Interest
Bearing Demand
38%
1% Interest Bearing
42%
Money Market

# Loan Portfolio Composition

(@ 3-31-06)



SBA
10%
Capital Finance
8%
Commercial Real Estate
11%
Technology
7%
Land Dev
6%
19%
Construction
32%
Commercial & Industrial
3%
Other
3%
HELOC
1%
International

# Asset Quality
# Loan Loss (Recovery) / Avg Loans



0.25%
0.15%
0.05%
-0.05%
-0.15%
2001
2002
2003
2004
2005
Avg of All US Commercial Banks*
0.20%
0.00%
-0.05%
NET
RECOVERY
0.08%
0.10%
BRIDGE BANK
AVG ALL US COMMERCIAL BANKS*

*SOURCE: FFIEC/FDIC Uniform Bank Performance Report, FY 2005

# Net Interest Margin



8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
7.00%
2001
2002
2003
2004
2005
Q1 2006
BBNK Net Interest Margin

# Net Interest Income

($000)


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$9,898
$16,561
$27,503
$8,542
2003
2004
2005
Q1 2006

# Non-Interest Income


($000)
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$2,663
$3,855
$4,197
$1,083
2003
2004
2005
Q1 2006

# Total Revenue Growth


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,663
$9,898
$3,855
$16,561
$4,197
$27,503
$1,083
$8,542
2003
2004
2005
Q1 '06
Net Int Inc
Nonint Inc

BRIDGE CAPITAL HOLDINGS

# Non-Interest Expense



($000)
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$10,213
$13,596
$19,981
$6,338
2003
2004
2005
Q1 2006

# Efficiency Ratio



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
(65.85%)
2002
2003
2004
2005
Q1 2006

SOURCES: *FFIEC/FDIC Uniform Bank Performance Report of 2001 Start Banks, **SNL Financial

# Revenue v. Non-Interest Expense


($000)
$40,000
$37,500
$35,000
$32,500
$30,000
$27,500
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$-
2002
2003
2004
2005
Total Revenue
Non-Interest Expense

# Net Income


($000)
ANNUAL
QUARTER
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Pre-tax
Taxable
$3,373
DTA*
$1,505
$3,037
$5,725
$1,931
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# Return On Assets



ANNUAL
QUARTER
Pre-tax
Taxable
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
1.52%
DTA*
0.68%
0.89%
1.23%
1.45%
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# Return On Equity


ANNUAL
QUARTER
Pre-tax
Taxable
20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
12.46%
DTA*
5.56%
9.87%
15.90%
19.13%
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# Book Value Per Share


$7.50
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$4.05
$4.39
$4.95
$5.43
$6.36
$6.71
2001
2002
2003
2004
2005
Q1 2006

# Leverage Capital Ratio



14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
12.94%
11.07%
10.22%
Regulatory
Minimum
4.00%
2004
2005
Q1 2006

BRIDGE CAPITAL HOLDINGS

# COMPARATIVE PERFORMANCE

# 2005 Comparison

Of the 237 Publicly Traded Banks $500M - $1b of Total Assets in the U.S.,

## BBNK = 96th Percentile Performance*

as Ranked by Overall Performance in FY 2005

(3-Year CAGR Total Assets, NIM, ROAA, ROAE)

### Top Publicly Traded Banks In U.S. $500M-$1B: Overall Performance FY 2005

| | Company Name | Ticker | City | State | Total Assets LTM ($000) | Asset Growth 4 Yr - CAGR % | ROAA LTM (%) | ROAE LTM (%) | Net Interest Margin LTM (%) | Core EPS Growth LTM (%) | Total Return 3 Yr (%) | Date Established | End of Fiscal Period Date LTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Temecula Valley Bancorp, Inc. | TMCV | Temecula | CA | 868,988 | 46.2% | 1.91% | 27.68% | 6.78% | 25.40% | 258.63% | 6/3/2002 | 12/31/2005 |
| 2 | Southwest Community Bancorp | SWCB | Carlsbad | CA | 656,503 | 52.0% | 1.73% | 22.62% | 6.32% | 62.50% | 163.43% | NA | 12/31/2005 |
| 3 | Silver State Bancorp | SSBX | Henderson | NV | 808,161 | 27.1% | 2.09% | 30.28% | 5.88% | NA | 398.18% | NA | 12/31/2005 |
| 4 | Florida Community Banks, Inc. | FLCM | Immokalee | FL | 853,574 | 23.4% | 2.34% | 30.19% | 5.40% | 49.10% | NA | 2/20/2002 | 09/30/2005 |
| 5 | Pacific Continental Corporation | PCBK | Eugene | OR | 791,685 | 26.5% | 1.67% | 17.57% | 5.60% | 16.60% | 99.62% | 12/8/1998 | 12/31/2005 |
| 6 | Community Bancorp, Inc. | CMBC | Escondido | CA | 908,577 | 25.2% | 1.61% | 16.37% | 5.80% | 26.90% | 243.47% | 6/25/1999 | 12/31/2005 |
| 7 | Severn Bancorp, Inc. | SVBI | Annapolis | MD | 823,452 | 24.1% | 1.86% | 22.15% | 4.63% | 14.30% | 116.57% | 4/4/1949 | 09/30/2005 |
| 8 | Community Valley Bancorp | CVLL | Chico | CA | 501,198 | 17.6% | 1.47% | 18.65% | 6.11% | 14.10% | 108.10% | NA | 09/30/2005 |
| **9** | **Bridge Capital Holdings** | **BBNK** | **San Jose** | **CA** | **536,520** | **53.7%** | **1.44%** | **19.36%** | **7.00%** | **84.80%** | **202.23%** | **5/14/01** | **12/31/2005** |
| 10 | Columbia Bancorp | CBBO | The Dalles | OR | 836,354 | 14.8% | 1.78% | 19.01% | 5.91% | NA | 78.69% | 1/13/1996 | 12/31/2005 |
| 11 | Saehan Bancorp | SAEB | Los Angeles | CA | 513,140 | 20.9% | 1.63% | 17.79% | 5.10% | 47.90% | 465.90% | 2/10/1998 | 12/31/2005 |
| 12 | Idaho Independent Bank | IIBK | Coeur D'Alene | ID | 509,821 | 16.5% | 1.63% | 17.47% | 6.35% | 44.50% | 110.18% | 10/11/1993 | 12/31/2005 |
| 13 | C&F Financial Corporation | CFFI | West Point | VA | 671,957 | 13.6% | 1.82% | 17.70% | 6.19% | NA | 45.07% | 3/7/1994 | 12/31/2005 |
| 14 | Alliance Bancshares California | ABNS | Culver City | CA | 674,741 | 48.0% | 1.16% | 18.42% | 5.00% | NA | 355.22% | NA | 12/31/2005 |
| 15 | Bank of Marin | BMRC | Corte Madera | CA | 850,055 | 18.1% | 1.43% | 15.93% | 5.24% | 20.00% | 100.75% | 1/23/1990 | 09/30/2005 |
| 16 | American River Bankshares | AMRB | Rancho Cordova | CA | 612,763 | 20.9% | 1.54% | 15.14% | 4.98% | 34.10% | 112.22% | 1/24/1995 | 12/31/2005 |
| 17 | First South Bancorp, Inc. | FSBK | Washington | NC | 833,125 | 11.0% | 1.78% | 21.96% | 5.18% | 19.00% | 73.08% | 11/7/1996 | 12/31/2005 |
| 18 | CityBank | CTBK | Lynnwood | WA | 832,039 | 8.9% | 6.39% | 29.97% | 6.10% | 25.20% | 117.52% | 4/15/1974 | 12/31/2005 |
| 19 | Smithtown Bancorp, Inc. | SMTB | Hauppauge | NY | 878,282 | 23.3% | 1.41% | 21.49% | 4.35% | 14.40% | 128.98% | 5/7/1984 | 12/31/2005 |
| 20 | PremierWest Bancorp | PRWT | Medford | OR | 912,498 | 16.9% | 1.52% | 13.59% | 6.00% | 43.40% | 235.62% | NA | 12/31/2005 |
| 21 | Washington Banking Company | WBCO | Oak Harbor | WA | 725,976 | 13.5% | 1.37% | 17.87% | 5.36% | 45.80% | 141.52% | 5/1/1996 | 12/31/2005 |

*SOURCE: Clark Consulting and JPA, #9 of 237 publicly traded banks in US of $500M - $1b total assets based upon 3-year CAGR total assets, NIM, ROAA, and ROAE

# 2005 Recognition

- Fastest Growing Bank in CA*
- Fastest Growing Business Bank in U S*
- 96th Percentile Performance**
- The Findley Reports

SUPER
PREMIER
PERFORMING

&

2005 CA De novo Bank of the Year

- *SOURCE: FFIEC/FDIC Uniform Bank Performance Report, annual average assets for 2005, among peer group banks with 2001 start in CA (13) and US (84)
- **SOURCE: Clark Consulting and JPA, #9 of 237 publicly traded banks in US of $500M - $1b total assets based upon 3-year CAGR total assets, NIM, ROAA, and ROAE

# EQUITY PERFORMANCE

# Financial and Trading Information

- Established May 2001
- $567 M Total Assets
- 4.8 Year CAGR Assets 101%
- Q1 '06 Net Inc = 1,931k
- Q1 '06 ROA = 1.45%
- Q1 '06 ROE = 19.13%

| | | |
|---|---|---|
| Market: | NASDAQ (Capital Market) | |
| Symbol: | BBNK | |
| TSO: | 6,257,000 | |
| Market Cap: | $124,514,000 (3-31-06) | |
| Avg Annual Vol: | ~ 1.4 Million Shares (~22%TSO) | |
| P/E: | LTM: | 19.72 |
| | Q1 '06: | 17.13 |

Recent Price History: 5-17-06 $20.15

52 Wk: High $20.49 Low $14.35

**Registrar & Transfer Agent**
American Stock Transfer

**Corporate Counsel**
Bingham McCutchen LLP

**Independent Accountant**
Vavrinek Trine & Day LLP

# Earnings Per Share

## (Fully Diluted)


ANNUAL
QUARTER
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
Pre-tax
Taxable
$0.53
DTA*
$0.24
$0.46
$0.85
$0.29
2003
2004
2005
Q1 2006

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

# BBNK (NASDAQ-CM)


59 Month
05/10/06
$22.00
20.00
18.00
16.00
14.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
SOURCE: NASDAQ
Jul
Oct
02
Apr
Jul
Oct
03
Apr
Jul
Oct
04
Apr
Jul
Oct
05
Apr
Jul
Oct
06
Apr

| BBNK Round | IRR%* | Straight %* |
|---|---|---|
| 1st | 31.9% | 60.0% |
| 2nd | 32.8% | 52.5% |

*Based on BBNK Closing Price of $20.00 at 5-9-06

# Comparative BBNK Performance


Total Return Performance
Index Value
400
350
300
250
200
150
100
50
0
05/14/01
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
Bridge Capital Holdings
NASDAQ Composite
SNL Western Bank Index

SOURCE: 2006 Bridge Capital Holdings Proxy Statement

# BBNK Trading Volume



# Shares Traded
OTC Listed
NASDAQ Listed
1,397,475 shares
22.3% of TSO
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
2001
2002
2003
2004
2005
Q1 2006
313,053
2005 Monthly Volume
High 239k
Avg 117k
Low 50k

Source: NASDAQ

# Peer CA Public Bank* Trading Volume



30.00%
20.00%
10.00%
0.00%
% TSO Traded/LTM
Avg, 17.52%
Med, 13.44%
All Markets*

* 20 publicly traded CA banks of $500M-$1b total assets

** NASDAQ National, NASDAQ Capital Market, and OTCBB Stock Markets

SOURCES: Carpenter & Company, Monthly Stock Reports and NASDAQ

# Comparative BBNK Trading Volume


30.00%
20.00%
10.00%
0.00%
% TSO Traded/LTM
BBNK, 22.33%
Avg, 17.52%
Med, 13.44%
All Markets*

* 20 publicly traded CA banks of $500M-$1b total assets

** NASDAQ National, NASDAQ Capital Market, and OTCBB Stock Markets

SOURCES: Carpenter & Company, Monthly Stock Reports and NASDAQ

# Peer CA Public Bank* Trading Volume



% TSO
Traded/LTM
30.00%
20.00%
10.00%
0.00%
Avg, 17.52%
Med, 13.44%
Avg, 21.69%
Med, 20.31%
Avg, 15.46%
Med, 12.84%
Avg, 9.61%
Med, 5.90%
All Markets*
NASDAQ:NM
NASDAQ:CM
OTCBB

* 20 publicly traded CA banks of $500M-$1b total assets

** NASDAQ National, NASDAQ Capital Market, and OTCBB Stock Markets

SOURCES: Carpenter & Company, Monthly Stock Reports and NASDAQ

# Comparative BBNK Trading Volume



% TSO
Traded/LTM
30.00%
20.00%
10.00%
0.00%
BBNK, 22.33%
BBNK, 22.33%
Avg, 21.69%
Med, 20.31%
Avg, 17.52%
Med, 13.44%
Avg, 15.46%
Med, 12.84%
Avg, 9.61%
Med, 5.90%
All Markets*
NASDAQ:NM
NASDAQ:CM
OTCBB

* 20 publicly traded CA banks of $500M-$1b total assets

** NASDAQ National, NASDAQ Capital Market, and OTCBB Stock Markets

SOURCES: Carpenter & Company, Monthly Stock Reports and NASDAQ

# Comparative BBNK Trading Volume


% TSO
Traded/LTM
30.00%
20.00%
10.00%
0.00%
70th Percentile
All Markets*
Top Percentile
NASDAQ CM
BBNK, 22.33%
BBNK, 22.33%
Avg, 21.69%
Med, 20.31%
Avg, 17.52%
Med, 13.44%
Avg, 15.46%
Med, 12.84%
Avg, 9.61%
Med, 5.90%
All Markets*
NASDAQ:NM
NASDAQ:CM
OTCBB

* 20 publicly traded CA banks of $500M-$1b total assets

** NASDAQ National, NASDAQ Capital Market, and OTCBB Stock Markets

SOURCES: Carpenter & Company, Monthly Stock Reports and NASDAQ

# STRENGTH

# &

# QUALITY

# Bridge Bank Strength

- National Bank Charter
- FDIC Insured
- Member FRB
- Member FHLB
- SEC Registered
- NASDAQ Listed (CM : BBNK)
- $52M Capital Base (Bank)
- $150M Borrowing Capacity
- Ratings
  - BauerFinancial - 5 Star
  - IDC – 275 (out of max 300)
  - Findley - Super Premier Performer
- Certifications
  - FDIC
  - Statewide SBA Preferred Lender
  - US Ex-Im Bank High Delegated Lender
  - Authorized BK depository for regions 15, 16, and 17

IDC Financial Publishing, Inc.
The standard in rating financial institutions

SUPER
PREMIER
PERFORMING

# CORPORATE GOVERNANCE

# Corporate Governance

BRIDGE CAPITAL HOLDINGS

- FEDERAL RESERVE BANK
- SEC
- SOX (expedited filer)
- NASDAQ (Capital Markets Listing)

BRIDGE BANK

- COMPTROLLER OF THE CURRENCY
- FDIC
- FHLB

# LOOKING AHEAD

# Significant Market Opportunity For Properly Positioned Bank



% Commercial
Bank Deposits
Santa Clara County
= Change in deposit market share from prior year
25%
20%
15%
10%
5%
0%
20.53%
18.49%
8.20%
7.16%
6.11%
3.47%
3.11%
1.64%
0.91%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank

SOURCE: FDIC; as of June 30, 2005

# Continue With Our Successful Formula

**EXPERIENCE**

- Experienced Board & Executives
- Fundamental Business Banking Strategy
- Focused Business Plan
- Ability to Recruit Top-Tier Bankers
- Strategic Vendor Alliances
- Scalable Systems & Business Lines

**+**

**OPPORTUNITY**

- Attractive SV Demographics
- Compelling Bank Market Opportunity

**+**

**EXECUTION**

- Disciplined Execution

**=**

**RESULTS**

- Strong Net Interest Margin
- Revenue Growth
- Improving Efficiency
- Excellent Asset Quality
- Peer+ ROA & ROE
- Good Earnings Growth

# Our Focus

## 1) FOCUS ON ORGANIC GROWTH

- Continue disciplined execution of business banking focused strategy

## 2) CONTINUE TO BE OPPORTUNISTIC

- Attract Top Tier Banking Talent

## 3) POSITION

- for Market-Driven Opportunities

# So Far in 2006

1) Mid-Peninsula Loan Production Office
2) Central Region (Dallas) Technology LPO
3) Leverage Our Advanced Bank Technology

# Commitment To Advanced Banking Technology


SJ Main
Palo Alto
BCFG (Santa Clara)
SBA (Fresno)
SBA (Sacto)
SBA (San Diego&OC)
SBA (Bakersfield)
C&I (East Bay)
CLIENT
Mainframe (NC)
Statements/Images (Glendale)
Backup Site (MN)
ACH (VA)
Item Capture (SR)
FIDELITY NATIONAL FINANCIAL
INTERNET BANKING
BRIDGE BANK
With Bridge Bank's Internet Banking System, you have easy, secure access to your business deposit and loan accounts on a 24x7 basis.
With our state-of-the-art system you will have access to many Cash Management services to help you control your business finances, while keeping control over the transactions that your employees are able to perform.
Goldman Sachs
citigroup
Travelex worldwide money
Mainframe ( NC)
Backup Site ( TX)
certegy
Credit/Debit Cards (FL)
FDSI FINANCIAL DATA SOLUTIONS, INC.
Lock Box (SR)
Bank of America
Lock Box
BankServ Experts in Electronic Payments
Wires (NV)
Backup Site ( CA)
CheckFree
Bill Pay (GA)
COMPUSHARE
Network Admin

# Commitment To Advanced Banking Technology

SJ Main

Palo Alto

BCFG (Santa Clara)

SBA (Fresno)

SBA (Sacto)

SBA (San Diego&OC)

SBA (Bakersfield)

C&I (East Bay)

Mainframe (NC)

Statements/Images (Glendale)

Backup Site (MN)

ACH (VA)

Item Capture (SR)

FIDELITY NATIONAL FINANCIAL



Goldman Sachs

citigroup

Travelex worldwide money

Mainframe ( NC)

Backup Site ( TX)

certegy

Credit/Debit Cards (FL)

FDSI FINANCIAL DATA SOLUTIONS, INC.

Lock Box (SR)

Bank of America

Lock Box

BankServ Experts in Electronic Payments

Wires (NV)

BankServ Experts in Electronic Payments

Backup Site ( CA)

CheckFree

Bill Pay (GA)

COMPUSHARE

Network Admin

## *May 2001 – May 2006*

## *On the Fifth Anniversary of Our Opening,*

## *We Thank You for All of Your Support !*


BRIDGE BANK
THANK YOU !
55 ALMADEN BOULEVARD